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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 9)*

Gartner, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0005 per share
(Title of Class of Securities)

366651107
(CUSIP Number)

Silver Lake Partners, L.P. 2775 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (650) 233-8120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-06)

CUSIP No. 366651107	13D	Page 2 of 6 Pages

1.		NAME OF REPORTING PERSONS SILVER LAKE PARTNERS, L.P., a Delaware limited partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Not required.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,133,768 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,133,768 shares
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,133,768 shares
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14.		TYPE OF REPORTING PERSON PN

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CUSIP No. 366651107	13D	Page 2 of 6 Pages

1.		NAME OF REPORTING PERSONS SILVER LAKE INVESTORS, L.P., a Delaware limited partnership I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Not required.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,133,768 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,133,768 shares
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,133,768 shares
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14.		TYPE OF REPORTING PERSON PN

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CUSIP No. 366651107	13D	Page 2 of 6 Pages

1.		NAME OF REPORTING PERSONS SILVER LAKE TECHNOLOGY INVESTORS, L.L.C., a Delaware limited liability company. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Not required.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ X ] (b) [ ]
3.		SEC USE ONLY
4.		SOURCE OF FUNDS
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS [ ] IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,133,768 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,133,768 shares
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,133,768 shares
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%
14.		TYPE OF REPORTING PERSON OO

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Amendment No. 9 to Schedule 13D

This Amendment No. 9 to Schedule 13D supplements and amends the Schedule 13D of Silver Lake Partners, L.P., Silver Lake Investors, L.P., and Silver Lake Technology Investors, L.L.C. (the “Silver Lake Entities”) originally filed on April 15, 2003, as amended by Amendment No. 1 filed on September 19, 2003, Amendment No. 2 filed on June 21, 2004, Amendment No. 3 filed on August 30, 2004, Amendment No. 4 filed on May 22, 2006, Amendment No. 5 filed on June 1, 2006, Amendment No. 6 filed on September 18, 2006, Amendment No. 7 filed on December 7, 2006 and Amendment No. 8 filed on June 23, 2008 with respect to the Common Stock, par value $.0005 per share (the “Common Stock”) of Gartner, Inc. (“Gartner”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein as so defined.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following:

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

As of the date hereof, the Silver Lake Entities beneficially own 11,133,768 shares of Common Stock, representing approximately 11.8% of the issued and outstanding shares of Common Stock. This percentage is based on 94,337,593 shares of Common Stock issued and outstanding as of April 30, 2009, as reported in Gartner's Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 8, 2009.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following:

Between June 4, 2009 and June 15, 2009, the Silver Lake Entities sold 839,900 shares of Common Stock in multiple open market transactions, at per share prices ranging from $14.77 to $16.25. On June 15, 2009, in connection with such sales, Silver Lake Partners, L.P. distributed 1,850 shares through its general partner to certain members of that general partner for the sole purpose of charitable giving.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 16, 2009

SILVER LAKE PARTNERS, L.P.
By:	Silver Lake Technology Associates, L.L.C., its General Partner
By:	/s/ Karen M. King
Senior Vice President and General Counsel
SILVER LAKE INVESTORS, L.P.
By:	Silver Lake Technology Associates, L.L.C., its General Partner
By:	/s/ Karen M. King
Senior Vice President and General Counsel
SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.
By:	Silver Lake Partners Management Company, L.L.C., its Manager
By:	Silver Lake Technology Management, L.L.C., its Managing Member
By:	/s/ Karen M. King
Senior Vice President and General Counsel

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